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                            CUTCO INDUSTRIES, INC.
                             6900 Jericho Turnpike
                            Syosset, New York 11791



                             INFORMATION STATEMENT


     We are providing this Information Statement to all persons who our records indicate were shareholders of CutCo Industries, Inc. on July 15, 1999. We are providing this information in accordance with Section 14(f) of the Securities Exchange Act of 1934 and SEC Rule 14f-1.

     We are not asking you to respond to this Information Statement nor are we requesting your vote.


                                 INTRODUCTION

     Shera Corp., a Nevada corporation, has entered into an agreement to purchase from Marvin Marcus and Don vonLiebermann 300,000 of their shares of common stock of CutCo Industries. This represents 35.4% of the outstanding shares of common stock of CutCo Industries. As part of the agreement, Mr. Marcus and Mr. vonLiebermann, who are the only directors of CutCo Industries, will resign and Ron Oren and Laura Ballegeer will be elected as directors to replace them. The closing of the purchase and the change in directors will only take place ten days after this Information Statement has been filed with the Securities and Exchange Commission and mailed to you.

     When the old directors resign and the new directors are elected there will be a change in control of CutCo Industries.

     As of July 15, 1999 there were a total of 847,125 outstanding shares of common stock of CutCo Industries, our only class of voting securities entitled to vote for directors at a shareholders' meeting if one were to be held. Each share is entitled to one vote.

     Please read this Information Statement carefully; it describes the terms of the purchase agreement and also will give you information about Ron Oren and Laura Ballegeer who will be the only directors and officers of CutCo Industries after the closing of the purchase agreement.
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                              PURCHASE AGREEMENT

     On July 15, 1999 Mr. Marcus and Mr. vonLiebermann entered into a purchase agreement with Shera Corp. Under the terms of the purchase agreement they agreed to sell to Shera Corp. a total of 300,000 of their shares of CutCo Industries common stock at a price of $4.00 per share for a total of $1,200,000. When the Purchase Agreement was signed, Shera Corp. paid $665,000 and $35,000 had previously been paid. Shera Corp. was recently incorporated in Nevada in order to buy the shares of common stock and it does not conduct any other business.

     Under the terms of the purchase agreement at the closing, the following things will take place:

     1) The $500,000 balance of the purchase price not previously paid will be paid.

     2) Mr. Marcus and Mr. vonLiebermann will deliver to Shera Corp. certificates representing 300,000 shares of common stock.

     3) Mr. Marcus and Mr. vonLiebermann will elect Ron Oren and Laura Ballegeer as new directors of the corporation effective upon their resignation and then each of them will resign.

     4) Our rights agreement will be amended so that Shera Corp.'s acquisition of shares of common stock will not trigger certain stock purchase rights under that agreement.

     5) The employment agreements between Mr. Marcus and Mr. vonLiebermann and us will be terminated and each of them will receive a $100,000 termination of employment payment.

     6) Mr. Marcus and Mr. vonLiebermann will each enter into a consulting agreement with us for a period of two months which will provide them with payments of $48,000 each.

     7) Mr. vonLiebermann will enter into an agreement giving Shera Corp. for a period of one year after the closing the right to buy an additional 25,000 shares of Common Stock from Mr. vonLiebermann at a price of $4.00 per share.

     8) Mr. vonLiebermann will enter into a Voting Agreement with Shera Corp. and, for a period of three years, will agree to vote the 25,000 shares referred to above as Shera Corp. directs.


                               CHANGE OF CONTROL

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     When the actions described above take place, CutCo Industries will be controlled directly by Shera Corp. The sole shareholder of Shera Corp. is the Oren Family Trust and the trustee of the Oren Family Trust is Ron Oren. He is also a contingent beneficiary of the Oren Family Trust. Simcha Oren, the mother of Ron Oren, is the sole beneficiary of the Oren Family Trust. Accordingly, Ron Oren and Simcha Oren each will be considered to own beneficially 325,000 shares of common stock of CutCo Industries or 38.4% of the outstanding shares of common stock following the closing of the Purchase Agreement.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table contains information computed as of the date of this Information Statement about stockholders who are beneficial owners of more than 5% of the common stock of CutCo Industries or who was an executive officer who was paid more than $100,000 in the year ended June 30, 1998. This information was given to us by the stockholders and the numbers used are based on the definitions of the Securities and Exchange Commission found in Rule 13(d)-3 under the Securities Exchange Act of 1934. Except as indicated below the shareholders listed have sole voting and investment power over their shares.



Name and Address                   Amount and Nature of              Percent
of Beneficial Owner              Beneficial Ownership(1)             of Class
-------------------             --------------------------           --------

                            Sole Voting         Shared Voting
                            and Investment      and Investment
                            Power               Power
                            --------------      --------------

Marvin W. Marcus                 - 0 -              339,513            40.1%
c/o CutCo Industries, Inc.
6900 Jericho Turnpike
Syosset, NY 11791

Don vonLiebermann                - 0 -              339,513            40.1%
c/o CutCo Industries, Inc.
6900 Jericho Turnpike
Syosset, NY 11791

CutCo Acquisition Corp.          - 0 -              106,200            12.5%
 2401 PGA Boulevard
 Palm Beach Gardens, FL


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Name and Address                Amount and Nature of               Percent
of Beneficial Owner            Beneficial Ownership(1)             of Class
-------------------            -----------------------             --------

                              Sole Voting        Shared Voting
                              and                and
                              Investment         Investment
                              Power              Power
                              -------------      --------------
Dr. George Crane                  73,000                              8.6%
3801 NE 207th Street
Apartment 2001
Aventura, FL 33318-3797

Ron Oren, Trustee of                                325,000          38.4%
Oren Family Trust
P.O. Box 16001
Beverly Hills, CA 90209                             325,000          38.4%

Simcha Oren
9461 Charleville Boulevard
Suite 546
Beverly Hills, CA 90210

Laura Ballegeer                   - 0 -                              - 0 -
806 North Alpine Drive
Beverly Hills, CA 90210

All current officers and         340,513                            40.1%
  directors as a group
  (2 persons)


--------
(1) We consider each person or group to be the beneficial owner of any shares of CutCo Industries that may be acquired within 60 days of the date of this Information Statement through the exercise of options, warrants and rights and those shares are considered to be outstanding in calculating the percentage of the class beneficially owned by that person or group. These shares are not considered to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person or group. Accordingly, the indicated number of shares includes shares acquirable upon exercise of options (including employee stock options) held by the person or group).

(2) Messrs. Marcus and vonLibermann entered into an agreement under which they agreed to vote all of the shares owned by either of them by mutual agreement between them regarding any matter relating to an acquisition of CutCo Industries. This number includes 186,666 shares owned by Mr. vonLiebermann and his individual retirement account 119,241 shares owned by Mr. Marcus and 33,000 shares owned by Marcus Associates, a partnership of which Mr. Marcus and his wife are general partners. It also includes 606 shares held by Mr. vonLiebermann as custodian for his children. He can vote or sell these shares but he has not present economic interest in them. Mr. vonLiebermann disclaims beneficial ownership of these shares. It does not include 21,134 shares owned by Mr.


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     Marcus' adult children and other relatives of Mr. Marcus. Mr. Marcus does not have a present economic interest in or voting power over these shares and he disclaims any beneficial ownership in them.


                       DIRECTORS AND EXECUTIVE OFFICERS

     We expect that as of the closing of the purchase agreement the make up of our board will be changed but there will still be two directors. It is expected that Mr. Marcus and Mr. vonLiebermann will resign as directors and that Ron Oren and Laura Ballegeer will be appointed as new directors to fill the vacancies.
It is also expected that Mr. Marcus and Mr. vonLiebermann will resign their positions as our chairman and treasurer and president and that Mr. Oren will be elected president of CutCo Industries and that Ms. Ballegeer will be elected secretary and treasurer.


Current Executive Officers and Directors

        Name                   Age                 Positions
        ----                   ---                 ----------

Marvin Marcus                   74             Chairman of the Board, Chief
                                               Executive Officer and Treasurer

Don vonLiebermann               61             President and Chief Operating
                                               Officer


Proposed Executive Officers and Directors After the Closing

       Name                   Age                   Positions
       ----                   ---                   ---------

Ron Oren                      41                Chairman, President and Director

Laura Ballegeer               28                Director


     MARVIN W. MARCUS, age 74, has been Chairman of the Board of Directors of CutCo Industries since October 1, 1986 and Vice President-Financial Planning since May 1984. Mr. Marcus has also been a director of CutCo Industries since 1970. From 1970 until April 1984, he served as Secretary/Treasurer and Chief Financial Officer of CutCo Industries. In May 1998, Mr. Marcus resumed his duties as Treasurer and Chief Financial Officer, upon the resignation of Michael
P. Kramer from those positions. He is a certified public accountant and for more than twenty years has been a principal in the accounting firm of Gettry, Marcus, Stern & Lehrer, CPA, P.C., formerly known as Gettry, Marcus & Co.,

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located in New York, New York.

     DON vonLIEBERMANN, age 61, has been President of CutCo Industries since October 1, 1986, and a director since 1975. Mr. vonLiebermann had been Vice President, and thereafter Executive Vice President, of CutCo Industries from 1970 until he became President of CutCo Industries. In May 1998, Mr. vonLiebermann assumed certain of the operational duties previously handled by Mr. Kramer, who resigned in May 1998.

     RON OREN, age 41, for more than ten years has been a private investor engaged in real estate transactions for his own account and the management of real estate he holds. Mr. Oren has also been an investor in public companies for his own account.

     LAURA BALLEGEER, age 28, for more than five years has been a private investor engaged in real estate transactions for her own account. Ms. Ballegeer has also managed investments for a limited number of private investors. Ms. Ballegeer is the wife of Mr. Oren.

     During the year ended June 30, 1998, our board of directors held one meeting. We do not have an audit committee charged with a review of the activities of CutCo Industries' independent auditors. We do not have a nominating committee charged with the selection for and recommendation to the board of potential nominees for board positions. We do not have a compensation committee charged with reviewing and recommending to the board compensation programs for our officers. These functions are performed by the board as a whole.


Compliance with Section 16(a) of the Securities Exchange Act

     Section 16(a) of the Securities Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These reporting persons also are required to furnish us with copies of all Section 16(a) forms they file.

     Based solely on our review of the copies of such forms furnished to us and representations that no other reports were required, we believe that all Section 16(a) reporting requirements were complied with by our officers and directors during the year ended June 30, 1998.


Executive Compensation

     The following table shows information regarding compensation for services rendered in all capacities to us and our subsidiaries during the fiscal years ended June 30, 1996, 1997 and 1998, to the three (3) highest paid persons who are, or at some point during the fiscal year ended June 30, 1998 were, our officers or directors (being the only such

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persons whose aggregate annual compensation exceeds $100,000). A fee of $500 per meeting was paid to non-employee members of the board for attendance in person at board meetings.


                          Summary Compensation Table


                                                 Securities
                                                 Underlying
Name and                            Salary($)    Option          Other
Principal Position        Year        (1)(2)     Grant           Compensation
------------------        ----    -----------    ----------      ------------


Don vonLiebermann,         1998      202,000            -             (3)
 President                 1997      202,000            -             (3)
                           1996      202,000       20,000             (3)


Marvin W. Marcus,          1998      184,500            -             (3)
Chairman of the Board      1997      184,500            -             (3)
and Treasurer              1996      184,5000      20,000             (3)


Michael P. Kramer, Vice    1998      143,573            -             (3)
President - Finance        1997      143,573            -             (3)
                           1996      143,573       20,000             (3)


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(1)  The current annual salary for each of Messrs. Marcus and vonLiebermann is
     $184,500 and $202,000, respectively. Mr. Kramer resigned as an officer, director and employee effective April 30, 1998. Mr. Kramer and we entered
     into a severance agreement in connection with his     resignation. The
     terms of the severance agreement obligate us to pay to Mr. Kramer his salary for the months of May and June, 1998, as well as that portion of fiscal 1999 that commences July 1, 1998 and ends December 31, 1998. The amount of salary set forth above for Mr. Kramer for fiscal 1998 includes that portion of the severance payments that were due and paid for periods during fiscal 1998.

(2) Does not include $32,400, $32,400 or $32,400 paid to the accounting firm of Gettry, Marcus, Stern & Lehrer, CPA, P.C. (formerly known as Gettry, Marcus & Co.), in which Mr. Marcus is a principal, for services rendered by the firm during the fiscal years ended June 30, 1998, 1997 and 1996, respectively, in the preparation of federal, state and local tax returns and performance of other accounting services for us and our subsidiaries, inclusive of disbursements.

(3) We provided and maintained automobiles for use by Marvin W. Marcus, Don vonLiebermann and Michael P. Kramer in connection with our business during each of fiscal years 1996, 1997 and 1998. The aggregate annual cost to us for these

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     automobiles in each year was approximately $48,000. To the extent these automobiles were used for other than our business, the cost of rental and maintenance may be considered compensation to the above-named individuals. No value for personal use of automobiles by such individuals has been included in the aggregate remuneration table set forth above.

Employment Agreements

     Each of Messrs. Marcus, vonLiebermann and Kramer entered into an employment agreement with us dated April 24, 1991, each of which had been amended from time to time. Mr. Kramer's employment agreement, which had most recently been amended on June 16, 1997 by written agreement, terminated effective April 30, 1998. The annual employment agreements of Messrs. Marcus and vonLiebermann were replaced with new employment agreements entered into on October 15, 1998 and subsequently amended on April 1, 1999 by written agreement. Each of the employment agreements for Messrs. Marcus and vonLiebermann is now scheduled to expire on July 31, 2001. The Employment Agreements provide for initial annual salaries of $184,500 for Mr. Marcus and $202,000 for Mr. vonLiebermann.

     The employment agreements contain customary provisions for benefits(including retirement and severance payments), reimbursement of expenses, disability, non-disclosure and non-competition. The employment agreements contain change of control payment provisions, including the acquisition of more than 15% of our common stock by a person who was not such a holder on April 1, 1999. If the employment of either Mr. Marcus or Mr. vonLiebermann were terminated by us following a change of control, each would be entitled to receive an amount equal to the greater of one year's salary or the balance of the remaining salary payments through the fixed termination date (July 31, 2001) of the Employment Agreements. Neither Mr. Marcus nor Mr. vonLiebermann is entitled to any vested pension benefits.

     As part of the closing under the purchase agreement, each of Mr. Marcus and Mr. vonLiebermann, in consideration of the termination of their employment agreements and the rights to receive further compensation and change of control termination of employment payments thereunder, will each receive a $100,000 termination payment.


Stock Option Plans

     We had a stock option plan for our officers, directors and employees that was adopted on October 16, 1987. Since September 30, 1997, options may no longer be granted under the 1987 plan. We also had a stock option plan for our officers, directors and employees and our subsidiaries that was adopted on November 15, 1990.

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     Options granted under the 1990 plan to employees may be either incentive stock options or non-qualified stock options at the discretion of the board. Options granted under the 1990 plan to non-employee directors must be non-qualified stock options. Non-qualified stock options are not intended to qualify for incentive stock option plan treatment.

     The 1990 plan gives sole discretion to the board to grant options to purchase shares of our common stock at not less than the market value of the shares on the date of grant. Options granted under the 1990 plan must expire no later than ten years (five years, if the grantee is a director or holder of 10% of our voting stock), after the date of grant.

     During fiscal 1998, no options were exercised under any of the plans. During fiscal 1998, no options to acquire shares of common stock previously granted under the plans expired. Furthermore, during fiscal 1998, no options to purchase shares were granted under the plans.

     As of June 30, 1998, there were 60,000 shares available as the subject of options to purchase under the 1990 plan.


Certain Relationships and Related Transactions

     See footnote (3) of the aggregate annual remuneration table under "Aggregate Annual Remuneration," for a discussion of amounts paid by us during fiscal 1998 to Gettry, Marcus, Stern & Lehrer, CPA, P.C., a New York City accounting firm in which both Mr. Marcus, a shareholder, director and executive officer of CutCo Industries, and a former director, are principals.

     With respect to the fees paid by us for services, as described in the preceding paragraph, Management believes that such fees are substantially comparable to the fees that would have been paid to unaffiliated parties providing such services to us.

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                                                          CUTCO INDUSTRIES, INC.